02029384

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Structured Asset Mortgage Investments Inc.	882253
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, March 26, 2002, Series 2002-3	333-68542

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRUCTURED ASSET MORTGAGE INVESTMENTS INC.

By: /s/:Baron Silverstein
Name: Baron Silverstein
Title: Managing Director

Dated: March 26, 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRUCTURED ASSET MORTGAGE INVESTMENTS INC.

By: ______________________
Name: Baron Silverstein
Title: Managing Director

Dated: March 26, 2002

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BSARM-0203

BSARM-0203 Class A1 (I-A-1) 7/1 ARM p (S&P: AAA Fitch: AAA)

Orig Bal 113,308,600 Fac 1.00000 Coup 6.215 Mat 03/25/32 Wac- 0.000(0.000) WAM- / (-22827)/ 0

1.0000 x 1-yr TRES + 2.4440 Cap 11.2600 @ 8.8160 Floor 2.4440 @ 0.0000

DIRECTED CASHFLOW FROM GROUP G01()amort start set, use hist WAC/WAM and NO hist factor

Price/Yield View Hist Wac/Wam Clctn Rt 0%

Settle Date: 28-Mar-2002 **Curve Type:** Treas Act **Curve Date:** 26-Mar-2002 Tranche: A1 (I-A-1)

Price	15% CPP	25% CPP	35% CPP	prepay
				losses
	2.7000%	2.7000%	2.7000%	1YR_TRES
	1.0000%	1.0000%	1.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	3.94	2.87	2.12	Avg. Life
	04/02	04/02	04/02	1st Prin
	01/09	01/09	01/09	Last Prin
102: 0	5.57	5.33	5.02	Yield
	3.30	2.48	1.89	Duration
102: 4	5.53	5.28	4.95	Yield
	3.31	2.48	1.89	Duration
102: 8	5.50	5.23	4.89	Yield
	3.31	2.49	1.89	Duration
102:12	5.46	5.18	4.82	Yield
	3.31	2.49	1.90	Duration
102:16	5.42	5.13	4.76	Yield
	3.31	2.49	1.90	Duration
102:20	5.39	5.08	4.70	Yield
	3.32	2.50	1.90	Duration
102:24	5.35	5.03	4.63	Yield
	3.32	2.50	1.90	Duration

BSARM-0203 Class A1 (I-A-1) 7/1 ARM p (S&P: AAA Fitch: AAA)

Orig Bal 113,308,600 Fac 1.00000 Coup 6.215 Mat 03/25/32 Wac- 0.000(0.000) WAM- / (-22827)/ 0

1.0000 x 1-yr TRES + 2.4440 Cap 11.2600 @ 8.8160 Floor 2.4440 @ 0.0000

DIRECTED CASHFLOW FROM GROUP G01()amort start set, use hist WAC/WAM and NO hist factor

Price/Yield View Hist Wac/Wam Clctn Rt 0%

Settle Date: 28-Mar-2002 **Curve Type:** Treas Act **Curve Date:** 26-Mar-2002 Tranche: A1 (I-A-1)

Price	15% CPP	25% CPP	35% CPP	prepay
				losses
	2.7000%	2.7000%	2.7000%	1YR_TRES
	1.0000%	1.0000%	1.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	3.94	2.87	2.12	Avg. Life
	04/02	04/02	04/02	1st Prin
	01/09	01/09	01/09	Last Prin
102: 4	5.53	5.28	4.95	Yield
	3.31	2.48	1.89	Duration
102: 8	5.50	5.23	4.89	Yield
	3.31	2.49	1.89	Duration
102:12	5.46	5.18	4.82	Yield
	3.31	2.49	1.90	Duration
102:16	5.42	5.13	4.76	Yield
	3.31	2.49	1.90	Duration
102:20	5.39	5.08	4.70	Yield
	3.32	2.50	1.90	Duration
102:24	5.35	5.03	4.63	Yield
	3.32	2.50	1.90	Duration
102:28	5.31	4.98	4.57	Yield
	3.32	2.50	1.91	Duration

BSARM-0203

BSARM-0203 Class A1 (I-A-1) 7/1 ARM p (S&P: AAA Fitch: AAA)

Orig Bal 113,308,600 Fac 1.00000 Coup 6.215 Mat 03/25/32 Wac- 0.000(0.000) WAM- / (-22827)/ 0

1.0000 x 1-yr TRES + 2.4440 Cap 11.2600 @ 8.8160 Floor 2.4440 @ 0.0000

DIRECTED CASHFLOW FROM GROUP G01()amort start set, use hist WAC/WAM and NO hist factor

Price/Yield View Hist Wac/Wam Clctn Rt 0%

Settle Date: 28-Mar-2002 **Curve Type:** Treas Act **Curve Date:** 26-Mar-2002 Tranche: A1 (I-A-1)

Price	15% CPP	25% CPP	35% CPP	prepay
				losses
	2.7000%	2.7000%	2.7000%	1YR_TRES
	1.0000%	1.0000%	1.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	3.94	2.87	2.12	Avg. Life
	04/02	04/02	04/02	1st Prin
	01/09	01/09	01/09	Last Prin
101:30	5.59	5.35	5.05	Yield
	3.30	2.48	1.89	Duration
102: 2	5.55	5.30	4.99	Yield
	3.30	2.48	1.89	Duration
102: 6	5.51	5.25	4.92	Yield
	3.31	2.49	1.89	Duration
102:10	5.48	5.20	4.86	Yield
	3.31	2.49	1.89	Duration
102:14	5.44	5.15	4.79	Yield
	3.31	2.49	1.90	Duration
102:18	5.40	5.11	4.73	Yield
	3.31	2.49	1.90	Duration
102:22	5.37	5.06	4.66	Yield
	3.32	2.50	1.90	Duration

BSARM-0203

BSARM-0203 Class A2 (II-A-1) 7/1 ARM p (S&P: AAA Fitch: AAA)

Orig Bal 148,858,000 Fac 1.00000 Coup 6.116 Mat 03/25/32 Wac- 0.000(0.000) WAM- / (-22827)/ 0

1.0000 x 1-yr TRES + 2.3750 Cap 11.1160 @ 8.7410 Floor 2.3750 @ 0.0000

DIRECTED CASHFLOW FROM GROUP G02()amort start set, use hist WAC/WAM and NO hist factor

Price/Yield View Hist Wac/Wam Clctn Rt 0%

Settle Date: 28-Mar-2002 **Curve Type:** Treas Act **Curve Date:** 26-Mar-2002 Tranche: A2 (II-A-1)

Price	15% CPP	25% CPP	35% CPP	prepay
				losses
	2.7000%	2.7000%	2.7000%	1YR_TRES
	1.0000%	1.0000%	1.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	3.96	2.88	2.12	Avg. Life
	04/02	04/02	04/02	1st Prin
	01/09	01/09	01/09	Last Prin
101: 9	5.69	5.51	5.30	Yield
	3.31	2.48	1.88	Duration
101:13	5.65	5.46	5.23	Yield
	3.31	2.48	1.89	Duration
101:17	5.61	5.42	5.17	Yield
	3.32	2.49	1.89	Duration
101:21	5.57	5.37	5.10	Yield
	3.32	2.49	1.89	Duration
101:25	5.54	5.32	5.04	Yield
	3.32	2.49	1.89	Duration
101:29	5.50	5.27	4.97	Yield
	3.32	2.49	1.90	Duration
102: 1	5.46	5.22	4.91	Yield
	3.33	2.50	1.90	Duration

BSARM-0203

BSARM-0203 Class A2 (II-A-1) 7/1 ARM p (S&P: AAA Fitch: AAA)

Orig Bal 148,858,000 Fac 1.00000 Coup 6.116 Mat 03/25/32 Wac- 0.000(0.000) WAM- / (-22827)/ 0

1.0000 x 1-yr TRES + 2.3750 Cap 11.1160 @ 8.7410 Floor 2.3750 @ 0.0000

DIRECTED CASHFLOW FROM GROUP G02()amort start set, use hist WAC/WAM and NO hist factor

Price/Yield View Hist Wac/Wam Clctn Rt 0%

Settle Date: 28-Mar-2002 **Curve Type:** Treas Act **Curve Date:** 26-Mar-2002 Tranche: A2 (II-A-1)

Price	15% CPP	25% CPP	35% CPP	prepay
				losses
	2.7000%	2.7000%	2.7000%	1YR_TRES
	1.0000%	1.0000%	1.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	3.96	2.88	2.12	Avg. Life
	04/02	04/02	04/02	1st Prin
	01/09	01/09	01/09	Last Prin
100:31	5.78	5.64	5.46	Yield
	3.31	2.47	1.88	Duration
101: 3	5.74	5.59	5.40	Yield
	3.31	2.48	1.88	Duration
101: 7	5.70	5.54	5.33	Yield
	3.31	2.48	1.88	Duration
101:11	5.67	5.49	5.26	Yield
	3.31	2.48	1.88	Duration
101:15	5.63	5.44	5.20	Yield
	3.32	2.49	1.89	Duration
101:19	5.59	5.39	5.13	Yield
	3.32	2.49	1.89	Duration
101:23	5.56	5.34	5.07	Yield
	3.32	2.49	1.89	Duration

BSARM-0203

BSARM-0203 Class A2 (II-A-1) 7/1 ARM p (S&P: AAA Fitch: AAA)

Orig Bal 148,858,000 Fac 1.00000 Coup 6.116 Mat 03/25/32 Wac- 0.000(0.000) WAM- / (-22827)/ 0

1.0000 x 1-yr TRES + 2.3750 Cap 11.1160 @ 8.7410 Floor 2.3750 @ 0.0000

DIRECTED CASHFLOW FROM GROUP G02()amort start set, use hist WAC/WAM and NO hist factor

Price/Yield View Hist Wac/Wam Clctn Rt 0%

Settle Date: 28-Mar-2002 **Curve Type:** Treas Act **Curve Date:** 26-Mar-2002 Tranche: A2 (II-A-1)

Price	15% CPP	25% CPP	35% CPP	prepay
				losses
	2.7000%	2.7000%	2.7000%	1YR_TRES
	1.0000%	1.0000%	1.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	3.96	2.88	2.12	Avg. Life
	04/02	04/02	04/02	1st Prin
	01/09	01/09	01/09	Last Prin
100:18	5.90	5.80	5.68	Yield
	3.30	2.47	1.87	Duration
100:22	5.86	5.75	5.61	Yield
	3.30	2.47	1.87	Duration
100:26	5.83	5.70	5.54	Yield
	3.30	2.47	1.87	Duration
100:30	5.79	5.65	5.48	Yield
	3.30	2.47	1.88	Duration
101: 2	5.75	5.60	5.41	Yield
	3.31	2.48	1.88	Duration
101: 6	5.71	5.55	5.35	Yield
	3.31	2.48	1.88	Duration
101:10	5.68	5.50	5.28	Yield
	3.31	2.48	1.88	Duration